Exhibit 99.1

VBL Therapeutics Appoints Alison Finger and Michael Rice to its Board of Directors

TEL AVIV, Israel, July 8, 2021 — VBL Therapeutics (Nasdaq: VBLT) today announced the appointments of Alison Finger and Michael Rice to its Board of Directors, effective July 7, 2021. Professor Ruth Arnon has stepped down from her role as a member of VBL’s Board of Directors, effective July 6, 2021. She will continue her engagement with VBL as a scientific consultant and a member of its Scientific Advisory Board.

“We are pleased to welcome Alison and Michael as the newest members of our Board of Directors,” said Bennett Shapiro, M.D., Chairman of VBL’s Board of Directors. “Alison’s extensive experience commercializing products globally at bluebird bio and Bristol-Myers Squibb and Michael’s expertise in healthcare capital markets will be invaluable to us as we approach disclosure of topline data from the OVAL clinical trial of VB-111 in platinum resistant ovarian cancer and, if successful, planning and execution of our strategic and operational objectives to bring VB-111 to patients who would benefit from it. We also owe a debt of gratitude to Prof. Ruth Arnon for her significant contributions to our development over 14 years of dedicated service on the Board.”

About Alison Finger

Ms. Finger has nearly three decades of biotech and pharmaceutical leadership experience building and optimizing brands and portfolios in the areas of genetic medicine, cell therapy, oncology, neurology, virology and metabolics. She has commercialized products in the U.S., Europe, Asia and other geographies. Most recently, Ms. Finger was Chief Commercial Officer at bluebird bio (bluebird), where she built the commercial infrastructure for Europe and the U.S. in advance of bluebird’s first gene and cell therapy product launches. Prior to bluebird, Ms. Finger spent 21 years at Bristol-Myers Squibb (BMS) leading the hematology/oncology, neurology, and virology franchises. In these roles, she led portfolio planning, brand and franchise commercial strategy, and supported Research and Development and Corporate Business Development decisions. Ms. Finger also served as Managing Director of BMS Australia/New Zealand and has managed country, regional, and global P&Ls. Previously, she was chair of the Alliance for Regenerative Medicine Gene Therapy Section and served on the Executive Board of the Alliance for Regenerative Medicine Foundation. She also was a member of the board for The Medicines Australia Industry Association, and a member of the Pharmaceutical Strategic Working Group for the Australia Senator for Industry and Innovation. Ms. Finger earned her B.A. from St. Lawrence University and an M.B.A. from Duke University’s Fuqua School of Business.

About Michael Rice

Mr. Rice has deep experience in portfolio management, investment banking, and capital markets. He is a Founding Partner at LifeSci Partners. Prior to founding LifeSci, Michael was the co-head of Health Care Investment Banking at Canaccord Adams, where he was involved in debt and equity financing. Mr. Rice was also a Managing Director at Think Equity Partners, where he was responsible for managing Healthcare Capital Markets, which included structuring and executing numerous transactions. Prior to that, he served as a Managing Director at Bank of America serving large hedge funds and private equity healthcare funds while working closely with Investment Banking. Previously, he was a Managing Director at JP Morgan/Hambrecht & Quist. He graduated from the University of Maryland and currently sits on the board of 9 Meters Biopharma Inc.

About the OVAL Study (NCT03398655)

OVAL is an international Phase 3 randomized pivotal registration enabling clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum resistant ovarian cancer. The study is planned to enroll approximately 400 patients. OVAL is conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the field of gynecologic malignancies.

About VB-111 (ofranergene obadenovec)

VB-111 is an investigational anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is a unique biologic agent that is designed to use a dual mechanism to target solid tumors. Its mechanism combines blockade of tumor vasculature with an anti-tumor immune response. VB-111 is administered as an IV infusion once every 6-8 weeks. It has been observed to be well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. VB-111 has received an Orphan Designation for the treatment of ovarian cancer from the European Commission. VB-111 has also received orphan drug designation in both the US and Europe, and fast track designation in the US, for prolongation of survival in patients with recurrent glioblastoma. VB-111 demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum-resistant ovarian cancer (NCT01711970).

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL Therapeutics has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL Therapeutics’s lead oncology product candidate, ofranergene obadenovec (VB-111), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is currently being studied in a VBL Therapeutics-sponsored Phase 3 potential registration trial for platinum-resistant ovarian cancer.

CONTACT:

Burns McClellan for VBL Therapeutics

Lee Roth (investors) / Ryo Imai (media)

lroth@burnsmc.com / rimai@burnsmc.com

+1-212-213-0006